Exhibit 12.3

PINNACLE WEST CAPITAL CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six Months Ended June 30,	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations attributable to common shareholders	$70,163	$324,688	$236,839	$259,871	$286,512	$269,988
Income taxes	44,813	160,869	138,551	95,231	144,673	125,878
Fixed charges	123,516	248,664	241,807	224,760	213,801	203,015
Total earnings	$238,492	$734,221	$617,197	$579,862	$644,986	$598,881

Fixed Charges:
Interest expense	$121,217	$244,174	$237,766	$220,223	$209,624	$199,527
Estimated interest portion of annual rents	2,299	4,490	4,041	4,537	4,177	3,488
Total fixed charges	$123,516	$248,664	$241,807	$224,760	$213,801	$203,015

Preferred Stock Dividend Requirements:
Income before income taxes attributable to common shareholders	$114,976	$485,557	$375,390	$355,102	$431,185	$395,866
Net income from continuing operations attributable to common shareholders	70,163	324,688	236,839	259,871	286,512	269,988
Ratio of income before income taxes to net income	1.64	1.50	1.59	1.37	1.50	1.47
Preferred stock dividends	—	—	—	—	—	—

Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$123,516	$248,664	$241,807	$224,760	$213,801	$203,015
Preferred stock dividend requirements	—	—	—	—	—	—
Total	$123,516	$248,664	$241,807	$224,760	$213,801	$203,015

Ratio of Earnings to Fixed Charges (rounded down)	1.93	2.95	2.55	2.57	3.01	2.94